Mail Stop 6010

July 6, 2006

<u>VIA U.S. MAIL AND FACSIMILE (905) 479-9732</u>

Lloyd Hoffman
Chief Financial Officer and Senior Vice President
Alpha Pro Tech, LTD
60 Centurian Drive, Suite 112,
Markham, Ontario   L3R 9R2

      Re: **Alpha Pro Tech, LTD**
              Form 10-K for the year ended December 31, 2005
              Filed March 23, 2006
              File No. 001-15725

Dear Mr. Hoffman:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 6. Investments in and Advances to Unconsolidated Affiliates, page F-12

1. We see that the house wrap and synthetic roof underlayment used in your
    Engineered Products segment is manufactured by an unconsolidated affiliate in
    India in which you hold a 41.66% ownership interest. In future filings, please
    disclose the amounts of purchases from this entity. Please also consider the
    financial statement presentation guidance from Rule 4-08(k) of Regulation S-X.

Item 9A. Controls and Procedures, page 25

2. We note that your chief executive officer and chief financial officer have
    concluded that your disclosure controls and procedures are effective "to ensure
    that material information related to the Company and its consolidated subsidiaries
    would be made known to them by others within the entities." The language that is
    currently included after the word "effective" in your disclosure appears to be
    superfluous, since the meaning of "disclosure controls and procedures" is
    established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish
    to eliminate this language, please revise so that the language that appears after the
    word "effective" is substantially similar in all material respects to the language
    that appears in the entire two-sentence definition of "disclosure controls and
    procedures" set forth in Rule 13a-15(e). Please apply in future filings.

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant